

Mail Stop 3561

March 20, 2009

Mr. Mark A. Dumouchel, President and CEO
Nyer Medical Group, Inc.
1292 Hammond Street
Bangor, Maine 04401

Re: Nyer Medical Group, Inc.
       Form 10-K for the Fiscal Year Ended June 30, 2008
       Filed October 10, 2008
       File No. 0-20175

Dear Mr. Dumouchel:

    We have completed our review of your Form 10-K and have no further comments
at this time.

                                Sincerely,

                                John Reynolds
                                Assistant Director